Exhibit 99.1

Curaleaf to Acquire Colorado-based Los Sueños

Transaction provides Curaleaf one of the largest outdoor cannabis cultivation facilities in the U.S.

Highly efficient outdoor grow capabilities enhance Curaleaf’s presence in multi-billion dollar Colorado cannabis market; builds on strategy of constructing low-cost supply chains that will be critical with eventual interstate commerce

WAKEFIELD, Mass., May 17, 2021 -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today signed definitive documents to acquire the Los Sueños Farms and its related entities (“Los Sueños”), the largest outdoor grow in Colorado. This will significantly expand Curaleaf’s Colorado presence, vertically integrating in the state with large-scale outdoor cannabis cultivation. The proposed transaction includes three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity, including land, equipment and licensed operating entities, an 1,800 plant indoor grow and two retail cannabis dispensary locations serving adult use customers.

Total base consideration for the proposed acquisition is approximately $49 million for the Los Sueños operating companies and $18 million for the real estate and farm assets. Total consideration of $67 million to be paid 61% in Curaleaf subordinate voting shares, 29% in cash at closing, and 10% in assumed debt maturing in five years. Additional contingent consideration of up to $8 million in stock will be paid based upon operating cash flow-based targets for 2022.

Boris Jordan, Executive Chairman of Curaleaf, stated, “The acquisition of Los Sueños provides Curaleaf with outdoor cannabis cultivation expertise at commercial scale and establishes our foothold in the $2.2 billion Colorado market. This deal furthers our strategy of constructing low-cost supply chains that will secure healthy margins and position us for interstate commerce when it comes. Ultimately, our goal is to cultivate cannabis at less than $100 per pound, and this acquisition is a significant step in the right direction.”

Today’s announcement complements Curaleaf’s existing Colorado presence through its Select brand. Select is known as America's #1 cannabis oil brand, with a variety of best-in-class cannabis products distributed to nearly 2,000 locations across 18 states.

Joseph Bayern, CEO of Curaleaf, commented, “The acquisition of Los Sueños will add over 50,000 pounds per year of low-cost wholesale capacity to Curaleaf’s footprint in Colorado, which we intend to double to over 100,000 pounds, representing a significant market share. As the largest producer of biomass in the state, this facility will also fuel the further deployment of our Select product line, which can already be found in 230 independent dispensaries in the state.”

The proposed transaction has been unanimously approved by the Curaleaf board of directors and is expected to close upon regulatory approvals.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 106 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 4,800 team members. Curaleaf International, is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements

This press release contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the proposed acquisition of Los Sueños Farms and its related entities. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed April 28, 2021, which is available under the Company's SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact:

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP Head of IR & Capital Markets

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com

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